Exhibit 99.1

36Kr Holdings Inc. Reports Third Quarter 2022 Unaudited Financial Results

BEIJING, December 7, 2022 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Number of followers[1] as of September 30, 2022 reached 26.8 million, an increase of 18.6% from 22.6 million as of September 30, 2021.

•	Total revenues increased by 11.5% to RMB94.6 million (US$13.3 million) in the third quarter of 2022, from RMB84.9 million in the same period of 2021.

•	Revenues from online advertising services increased by 19.8% to RMB63.9 million (US$9.0 million) in the third quarter of 2022, from RMB53.4 million in the same period of 2021.

•	Enterprise value-added services revenues increased by 4.7% to RMB23.6 million (US$3.3 million) in the third quarter of 2022, from RMB22.5 million in the same period of 2021.

•	Gross profit increased by 24.0% to RMB59.1 million (US$8.3 million) in the third quarter of 2022, from RMB47.6 million in the same period of 2021. Gross profit margin further improved to 62.4% in the third quarter of 2022, from 56.1% in the same period of 2021.

•	Net income was RMB2.5 million (US$0.4 million) in the third quarter of 2022, compared to net loss of RMB31.3 million in the same period of 2021.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended September 30,
	2021	2022
Online advertising services
Number of online advertising services end customers	192	231
Average revenue per online advertising services end customer (RMB’000)[2]	277.9	276.8

Enterprise value-added services
Number of enterprise value-added services end customers	74	93
Average revenue per enterprise value-added services end customer (RMB’000)[3]	304.0	253.4

Subscription services
Number of individual subscribers	974	99
Average revenue per individual subscriber (RMB)[4]	1,138.9	5,186.8

Number of institutional investors	87	149
Average revenue per institutional investor (RMB’000)[5]	91.0	44.3

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “In the third quarter of 2022, despite COVID-19 resurgences and macroeconomic headwinds, our continuous innovation in content, services and commercialization alongside our operational optimizations empowered us to achieve robust revenue growth year-over-year and a fourth consecutive quarter of profitability. Bolstered by our relentless efforts to diversify our content matrix and enhance our brand influence, the number of our followers exceeded 26 million as of the end of the third quarter, representing an increase of 19% year-over-year. Furthermore, our Enterprise Review Platform continued to develop rapidly and recorded solid performance across multiple operating metrics, propelling our second growth curve and commercialization efforts. To sustain our business growth throughout 2022 and beyond, we will continue to hone our competitive edge and boost our businesses’ vitality, capitalizing on industry upgrade and digital transformation trends to unlock greater commercialization potential as we empower more and more New Economy enterprises.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “We continued our strong growth momentum in the third quarter, achieving another quarter of double-digit topline growth, with a 12% year-over-year increase in total revenues. Notably, our advertising business continued to soar, up 20% year-over-year, while our enterprise value-added services also recorded solid growth of 5% year-over-year. In addition, as we unceasingly endeavor to optimize our revenue mix, our cost structure and operational efficiency, our gross margin and operating margin both improved year-over-year in the third quarter of 2022, leading to another sequential quarter of profitability. We believe that our diversified portfolio of products and services, underscored by our content capability and multi-dimensional ecosystem, will firmly position us to achieve sustainable growth, fortify our business resilience, and generate greater long-term shareholder value as we move forward.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period

Third Quarter 2022 Financial Results

Total revenues increased by 11.5% to RMB94.6 million (US$13.3 million) in the third quarter of 2022, from RMB84.9 million in the same period of 2021.

•	Online advertising services revenues increased by 19.8% to RMB63.9 million (US$9.0 million) in the third quarter of 2022, from RMB53.4 million in the same period of 2021. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted to navigate the challenging environment during the quarter.

•	Enterprise value-added services revenues increased by 4.7% year-over-year to RMB23.6 million (US$3.3 million) in the third quarter of 2022, as we continuously developed various proactive enterprise-level services for our customers.

•	Subscription services revenues were RMB7.1 million (US$1.0 million) in the third quarter of 2022, compared to RMB9.0 million in the same period of 2021. The decrease was primarily because some of our offline training programs were cancelled or delayed due to the resurgence of COVID-19.

Cost of revenues was RMB35.5 million (US$5.0 million) in the third quarter of 2022, compared to RMB37.3 million in the same period of 2021.

Gross profit increased by 24.0% to RMB59.1 million (US$8.3 million) in the third quarter of 2022, compared to RMB47.6 million in the same period of 2021. Gross profit margin was 62.4% in the third quarter of 2022, compared to 56.1% in the same period of 2021.

Operating expenses were RMB62.1 million (US$8.7 million) in the third quarter of 2022, a decrease of 22.7% compared to RMB80.3 million in the same period of 2021.

•	Sales and marketing expenses were RMB32.2 million (US$4.5 million) in the third quarter of 2022, a decrease of 9.3% from RMB35.5 million in the same period of 2021. The decrease was primarily attributable to the decrease in share-based compensation expenses and marketing expenses.

•	General and administrative expenses were RMB16.6 million (US$2.3 million) in the third quarter of 2022, compared to RMB30.9 million in the same period of 2021. The decrease was primarily attributable to the decrease in allowance for credit losses.

•	Research and development expenses were RMB13.4 million (US$1.9 million) in the third quarter of 2022, compared to RMB13.9 million in the same period of 2021.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB2.6 million (US$0.4 million) in the third quarter of 2022, compared to RMB4.9 million in the same period of 2021.

Other income was RMB5.7 million (US$0.8 million) in the third quarter of 2022, compared to RMB1.5 million in the same period of 2021. The fluctuation was primarily attributable to income generated from write-offs of accounts payable in the third quarter of 2022, as the Company fulfilled all applicable notifications and other risk-eliminative measures.

Income tax expenses were RMB166.0 thousand (US$23.0 thousand) in the third quarter of 2022, compared to income tax expenses of RMB14.0 thousand in the same period of 2021.

Net income was RMB2.5 million (US$0.4 million) in the third quarter of 2022, compared to net loss of RMB31.3 million in the same period of 2021. Non-GAAP adjusted net income6 was RMB5.1 million (US$0.7 million) in the third quarter of 2022, compared to adjusted net loss of RMB26.4 million in the same period of 2021.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB1.7 million (US$0.2 million) in the third quarter of 2022, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB30.5 million in the same period of 2021.

Basic and diluted net income per ADS were both RMB0.042 (US$0.006) in the third quarter of 2022, compared to basic and diluted net loss per ADS of RMB0.746 in the same period of 2021.

Certain Balance Sheet Items

As of September 30, 2022, the Company had cash, cash equivalents and short-term investments of RMB164.0 million (US$23.1 million), compared to RMB194.3 million as of June 30, 2022. The decrease was mainly attributable to net cash outflow from operating activities, as well as certain long-term investments in several New Economy start-up companies in the third quarter of 2022.

Conference Call

The Company's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 7, 2022 (8:00 PM Beijing/Hong Kong Time on December 7, 2022).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Third Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10027223-t4ny3n.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10027223

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of September 30, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,	September 30,
	2022	2022	2022
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	135,512	101,717	14,299
Short-term investments	58,796	62,272	8,754
Accounts receivable, net	163,719	211,014	29,664
Receivables due from related parties	464	246	35
Prepayments and other current assets	40,331	17,747	2,495
Total current assets	398,822	392,996	55,247
Non-current assets:
Property and equipment, net	2,641	2,702	380
Intangible assets, net	1,057	1,288	181
Long-term investments	119,747	135,303	19,021
Operating lease right-of-use assets, net	7,843	4,507	634
Total non-current assets	131,288	143,800	20,216
Total assets	530,110	536,796	75,463

Liabilities
Current liabilities:
Accounts payable	46,664	45,549	6,403
Salary and welfare payables	42,892	45,699	6,424
Taxes payable	9,838	10,070	1,416
Deferred revenue	32,353	28,894	4,062
Amounts due to related parties	54	54	8
Accrued liabilities and other payables	18,449	21,292	2,993
Short-term loan	5,000	5,000	703
Operating lease liabilities	16,533	16,441	2,311
Total current liabilities	171,783	172,999	24,320
Non-current liabilities:
Operating lease liabilities	588	236	33
Other non-current liabilities	2,000	701	99
Total non-current liabilities	2,588	937	132
Total liabilities	174,371	173,936	24,452

Shareholders’ equity
Ordinary shares	695	694	98
Treasury stock	(12,967)	(12,402)	(1,743)
Additional paid-in capital	2,056,897	2,058,775	289,418
Accumulated deficit	(1,687,137)	(1,685,394)	(236,929)
Accumulated other comprehensive loss	(7,155)	(5,239)	(736)
Total 36Kr Holdings Inc.'s shareholders’ equity	350,333	356,434	50,108
Non-controlling interests	5,406	6,426	903
Total shareholders’ equity	355,739	362,860	51,011
Total liabilities and shareholders’ equity	530,110	536,796	75,463

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	53,357	63,934	8,988	138,329	159,374	22,404
Enterprise value-added services	22,499	23,565	3,313	43,699	47,244	6,641
Subscription services	9,030	7,109	999	18,464	19,304	2,714
Total revenues	84,886	94,608	13,300	200,492	225,922	31,759
Cost of revenues	(37,261)	(35,541)	(4,996)	(88,109)	(90,222)	(12,683)
Gross profit	47,625	59,067	8,304	112,383	135,700	19,076
Operating expenses:
Sales and marketing expenses	(35,453)	(32,168)	(4,522)	(104,584)	(89,267)	(12,549)
General and administrative expenses	(30,941)	(16,559)	(2,328)	(81,014)	(30,373)	(4,270)
Research and development expenses	(13,940)	(13,385)	(1,882)	(34,883)	(40,507)	(5,694)
Total operating expenses	(80,334)	(62,112)	(8,732)	(220,481)	(160,147)	(22,513)
Loss from operations	(32,709)	(3,045)	(428)	(108,098)	(24,447)	(3,437)
Other income/(expenses):
Share of (loss)/income from equity method investments	(132)	(69)	(10)	(4,056)	285	40
Gain on disposal of a subsidiary	-	-	-	-	38,019	5,345
Long-term investment income	-	-	-	-	18,464	2,596
Short-term investment income	507	449	63	1,898	1,635	230
Government grant	252	916	129	2,427	3,351	471
Others, net	828	4,404	619	1,810	7,008	985
(Loss)/income before income tax	(31,254)	2,655	373	(106,019)	44,315	6,230
Income tax (expenses)/credit	(14)	(166)	(23)	(9)	(171)	(24)
Net (loss)/income	(31,268)	2,489	350	(106,028)	44,144	6,206
Net loss/(income) attributable to non-controlling interests	736	(746)	(105)	1,896	(1,386)	(195)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(30,532)	1,743	245	(104,132)	42,758	6,011

Net (loss)/income	(31,268)	2,489	350	(106,028)	44,144	6,206
Other comprehensive (loss)/income
Foreign currency translation adjustments	175	1,916	269	(371)	3,748	527
Total other comprehensive (loss)/income	175	1,916	269	(371)	3,748	527
Total comprehensive (loss)/income	(31,093)	4,405	619	(106,399)	47,892	6,733
Net loss/(income) attributable to non-controlling interests	736	(746)	(105)	1,896	(1,386)	(195)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(30,357)	3,659	514	(104,503)	46,506	6,538

Net (loss)/income per ordinary share (RMB)
Basic	(0.030)	0.002	0.000	(0.102)	0.041	0.006
Diluted	(0.030)	0.002	0.000	(0.102)	0.041	0.006
Net (loss)/income per ADS (RMB)
Basic	(0.746)	0.042	0.006	(2.538)	1.037	0.146
Diluted	(0.746)	0.042	0.006	(2.538)	1.037	0.146
Weighted average number of ordinary shares used in per share calculation
Basic	1,023,327,262	1,035,476,294	1,035,476,294	1,025,636,483	1,031,290,397	1,031,290,397
Diluted	1,023,327,262	1,035,476,294	1,035,476,294	1,025,636,483	1,031,290,397	1,031,290,397
Weighted average number of ADS used in per ADS calculation
Basic	40,933,090	41,419,052	41,419,052	41,025,459	41,251,616	41,251,616
Diluted	40,933,090	41,419,052	41,419,052	41,025,459	41,251,616	41,251,616

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net (loss)/income	(31,268)	2,489	350	(106,028)	44,144	6,206
Share-based compensation expenses	4,881	2,575	362	10,880	9,268	1,303
Non-GAAP adjusted net (loss)/income	(26,387)	5,064	712	(95,148)	53,412	7,509
Interest income, net	(166)	(323)	(45)	(507)	(564)	(79)
Income tax expenses	14	166	23	9	171	24
Depreciation and amortization expenses	618	479	67	1,924	1,423	200
Non-GAAP adjusted EBITDA	(25,921)	5,386	757	(93,722)	54,442	7,654